UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

SCHEDULE 13D/A

(Rule 13d-101)

Under the Securities Exchange Act of 1934

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO SECTION 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO SECTION 240.13d-2(a)

(Amendment No. 6)

Horizon Kinetics Holding Corporation

(Name of Issuer)

Common Stock, $0.10 par value per share

(Title of Class of Securities)

439913104

(CUSIP Number)

Daniel J. Roller

Maran Capital Management, LLC

250 Fillmore Street, Suite 150

Denver, CO 80206

(303) 800-7551

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

August 1, 2024

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box: ☐

CUSIP No. 439913104

1.	NAMES OF REPORTING PERSONS Maran Partners Fund, LP
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (SEE INSTRUCTIONS) WC
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 210,707
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 210,707
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 210,707
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.13%
14.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN

CUSIP No. 439913104

1.	NAMES OF REPORTING PERSONS Maran Partners GP, LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (SEE INSTRUCTIONS) AF
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 210,707
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 210,707
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 210,707
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.13%
14.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IA, OO

CUSIP No. 439913104

1.	NAMES OF REPORTING PERSONS Maran SPV, LP
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (SEE INSTRUCTIONS) WC
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 42,000
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 42,000
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 42,000
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.23%
14.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN

CUSIP No. 439913104

1.	NAMES OF REPORTING PERSONS Maran SPV GP, LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (SEE INSTRUCTIONS) AF
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 42,000
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 42,000
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 42,000
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.23%
14.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

CUSIP No. 439913104

1.	NAMES OF REPORTING PERSONS Maran Capital Management, LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (SEE INSTRUCTIONS) AF
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 252,707
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 252,707
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 252,707
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.36%
14.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IA, OO

CUSIP No. 439913104

1.	NAMES OF REPORTING PERSONS Daniel J. Roller
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (SEE INSTRUCTIONS) AF
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 9,500
	8.	SHARED VOTING POWER 252,707
	9.	SOLE DISPOSITIVE POWER 9,500
	10.	SHARED DISPOSITIVE POWER 252,707
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 262,207
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.41%
14.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN, HC

CUSIP No. 439913104

The following constitutes Amendment No. 6 (“Amendment No. 6”) to the Schedule 13D filed by the undersigned (as previously amended, the “Prior Schedule 13D”). This Amendment No. 6 amends the Prior Schedule 13D as specifically set forth herein

Except as specifically amended by this Amendment No. 6, the Prior Schedule 13D remains in full force and effect. The information set forth in response to each separate Item shall be deemed to be a response to all Items where such information is relevant.

The following Items of the Prior Schedule 13D are amended as follows:

Item 4. Purpose of Transaction.

Item 4 is hereby amended to add the disclosure below. In addition, all amounts relating to Common Stock (as defined below) appearing in the Prior Schedule 13D’s Item 4 shall be deemed adjusted to reflect the Reverse Stock Split (as defined below) on August 1, 2024.

On August 1, 2024, Horizon Kinetics Holding Corporation (the “Company”), formerly known as “Scott’s Liquid Gold-Inc.,” completed its previously announced merger in accordance with the terms and conditions of the Agreement and Plan of Merger, dated December 19, 2023, as amended by the First Amendment to the Agreement and Plan of Merger, dated May 10, 2024 (collectively, the “Merger Agreement”), by and among Scott’s Liquid Gold-Inc., a Colorado corporation (“Scott’s”), Horizon Kinetics, LLC, a Delaware limited liability company (“Horizon Kinetics”), and HKNY One, LLC, a Delaware limited liability company and wholly owned subsidiary of Scott’s (“Merger Sub”). In accordance with the Merger Agreement, Merger Sub merged with and into Horizon Kinetics, with Horizon Kinetics surviving the merger as a wholly- owned subsidiary of the Company (the “Merger”).

In connection with the Merger, the Company effected a reverse stock split of the Company’s outstanding shares of common stock, par value $0.10 per share (the “Common Stock”) at a ratio of 1-for-20 (the “Reverse Stock Split”). One purpose of the Reverse Stock Split was to make available a sufficient number of shares of Common Stock for issuance as merger consideration to the members of Horizon Kinetics.

In the Merger, all of the ownership interests in Horizon Kinetics were converted into an aggregate of 17,984,253 shares of Common Stock (representing 96.5% of the shares of Common Stock outstanding immediately after the effective time of the Merger). These shares were issued to the members of Horizon Kinetics. As a result, immediately after the effective time of the Merger, Scott’s legacy shareholders collectively held approximately 3.5% of the shares of the Company’s common stock outstanding at such time, and the Reporting Persons’ beneficial ownership percentage dropped below 5%.

Item 5. Interest in Securities of the Issuer.

Items 5(a), (b), (c) and (e) are hereby amended as follows:

The aggregate percentage of shares of Common Stock reported owned by each person named herein is based upon 18,634,745 shares outstanding, as of August 1, 2024.

A.	Maran Partners LP

a.	As of the date hereof, Maran Partners LP directly owned 210,707 shares of Common Stock.

Percentage: Approximately 1.13%

CUSIP No. 439913104

b.	1. Sole power to vote or direct to vote: 0

2. Shared power to vote or direct the vote: 210,707

3. Share power to dispose or direct the disposition: 0

4. Shared power to dispose or direct the disposition: 210,707

c.	The Reporting Person effected no transactions in the past 60 days in the class of securities reported on except as described in Item 4.

e.	As a result of the Merger described herein, Maran Partners LP ceased to be a beneficial owner of more than five percent of the outstanding Common Stock as of August 1, 2024 and will no longer be a Reporting Person.

B.	Maran Partners GP, LLC

a.	Maran Partners GP, as the general partner of Maran Partners, LP, may be deemed to beneficially own the 210,707 shares of Common Stock owned directly by Maran Partners LP.

Percentage: Approximately 1.13%

b.	1. Sole power to vote or direct to vote: 0

2. Shared power to vote or direct the vote: 210,707

3. Share power to dispose or direct the disposition: 0

4. Shared power to dispose or direct the disposition: 210,707

c.	The Reporting Person effected no transactions in the past 60 days in the class of securities reported on except as described in Item 4.

e.	As a result of the Merger described herein, Maran Partners GP, LLC ceased to be a beneficial owner of more than five percent of the outstanding Common Stock as of August 1, 2024 and will no longer be a Reporting Person.

C.	Maran SPV, LP

a.	As of the date hereof, Maran SPV, LP directly owned 42,000 shares of Common Stock.

Percentage: Approximately 0.23%

b.	1. Sole power to vote or direct to vote: 0

2. Shared power to vote or direct the vote: 42,000

3. Share power to dispose or direct the disposition: 0

4. Shared power to dispose or direct the disposition: 42,000

c.	The Reporting Person effected no transactions in the past 60 days in the class of securities reported on except as described in Item 4.

e.	As a result of the Merger described herein, Maran SPV, LP ceased to be a beneficial owner of more than five percent of the outstanding Common Stock as of August 1, 2024 and will no longer be a Reporting Person.

CUSIP No. 439913104

D.	Maran SPV GP, LLC

a.	Maran SPV GP, LLC, as the general partner of Maran SPV, LP, may be deemed to beneficially own the 42,000 shares of Common Stock owned directly by Maran SPV, LP.

Percentage: Approximately 0.23%

b.	1. Sole power to vote or direct to vote: 0

2. Shared power to vote or direct the vote: 42,000

3. Share power to dispose or direct the disposition: 0

4. Shared power to dispose or direct the disposition: 42,000

c.	The Reporting Person effected no transactions in the past 60 days in the class of securities reported on except as described in Item 4.

e.	As a result of the Merger described herein, Maran SPV GP, LLC ceased to be a beneficial owner of more than five percent of the outstanding Common Stock as of August 1, 2024 and will no longer be a Reporting Person.

E.	Maran Capital Management, LLC

a.	Maran Capital Management, LLC, as the investment manager of Maran Partners LP and Maran SPV, may be deemed to beneficially own the (i) 210,707 shares of Common Stock owned directly by Maran Partners LP and (ii) 42,000 shares of Common Stock owned directly by Maran SPV.

Percentage: Approximately 1.36%

b.	1. Sole power to vote or direct to vote: 0

2. Shared power to vote or direct the vote: 252,707

3. Share power to dispose or direct the disposition: 0

4. Shared power to dispose or direct the disposition: 252,707

c.	The Reporting Person effected no transactions in the past 60 days in the class of securities reported on except as described in Item 4.

e.	As a result of the Merger described herein, Maran Capital Management, LLC ceased to be a beneficial owner of more than five percent of the outstanding Common Stock as of August 1, 2024 and will no longer be a Reporting Person.

F.	Daniel J. Roller

a.	Mr. Roller directly beneficially owns 9,500 shares of Common Stock. Mr. Roller, as the sole managing member of each of Maran Capital Management, Maran Partners GP and Maran SPV GP, may be deemed to beneficially own the (i) 210,707 shares of Common Stock owned directly by Maran Partners LP and (ii) 42,000 shares of Common Stock owned directly by Maran SPV.

Percentage: Approximately 1.41%

CUSIP No. 439913104

a.	1. Sole power to vote or direct to vote: 9,500

2. Shared power to vote or direct the vote: 252,707

3. Sole power to dispose or direct the disposition: 9,500

4. Shared power to dispose or direct the disposition: 252,707

b.	The Reporting Person effected no transactions in the past 60 days in the class of securities reported on except as described in Item 4.

e.	As a result of the Merger described herein, Maran Partners LP ceased to be a beneficial owner of more than five percent of the outstanding Common Stock as of August 1, 2024 and will no longer be a Reporting Person.

The filing of this Schedule 13D shall not be deemed an admission that any Reporting Person is, for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, the beneficial owners of any securities of the Company that he or it does not directly own. Each of the Reporting Persons specifically disclaims beneficial ownership of the securities reported herein that he or it does not directly own.

CUSIP No. 439913104

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: August 5, 2024	MARAN PARTNERS FUND, LP By: Maran Partners GP, LLC, its general partner By: /s/ Daniel J. Roller Name: Daniel J. Roller Title: Managing Member
MARAN PARTNERS GP, LLC By: /s/ Daniel J. Roller Name: Daniel J. Roller Title: Managing Member
MARAN SPV, LP By: Maran SPV GP, LLC, its general partner By: /s/ Daniel J. Roller Name: Daniel J. Roller Title: Managing Member
MARAN SPV GP, LLC By: /s/ Daniel J. Roller Name: Daniel J. Roller Title: Managing Member
MARAN CAPITAL MANAGEMENT, LLC By: /s/ Daniel J. Roller Name: Daniel J. Roller Title: Managing Member
/s/ Daniel J. Roller Daniel J. Roller